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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of October, 2005

                        Commission File Number: 333-07654


                                  ENDESA, S.A.
                 (Translation of Registrant's Name into English)

                              Ribera del Loira, 60
                               28042 Madrid, Spain
                     (Address of principal executive office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
                       Form 20-F    |X|         Form 40-F    |_|

       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                             Yes    |_|                No    |X|

       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                             Yes    |_|                No    |X|

          Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
                             Yes    |_|                No    |X|

  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A
                                                        ---


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     NEW YORK--(BUSINESS WIRE)--Oct. 6, 2005--

New York, October 5, 2005.- This is the translation of a document filed today by Endesa (NYSE: ELE) with the Spanish Securities Exchange Commission (CNMV):

                    RELEVANT FACT: ADDITIONAL INFORMATION TO
             ENDESA'S DOCUMENT "ENDESA: STRONGER BUSINESS, GREATER
                      VALUE", REPORTED ON OCTOBER 3rd 2005

REGULATORY ISSUES (1 OF 2):

On 25 February 2005 the Spanish Cabinet adopted a series of measures aimed at boosting productivity. Deriving from this plan, the Royal Decree Law 5/2005 of 11 March on emergency productivity reforms introduced certain modifications to the regulation of the energy sector. Among these were a change to the mechanism for paying Competition Transition Costs (stranded costs also known as CTC) from monthly to annual settlement. Collection of CTCs was therefore suspended until the final preliminary settlement of each year is made except for 2004, for which it was expressly stated that the annual settlement would not take place before January 1, 2006. The monthly settlement, however, remained in place in the event negative CTCs; i.e. the tariff showed a deficit. In this case, specific percentages were established and applied to each company to fund the deficit which differed from those stipulated in prior legislation.

Under this framework, the estimated deficit for 2005 based on the performance of the generation pool would be Euro 3.5 billion.

At the same time the Cabinet approved a series of Mandates to encourage certain reforms and initiatives including specific energy-related actions (e.g. application of information from electricity distribution companies, tariff structure, standardisation of reactive energy, etc.).

There is also the commitment of the regulators and the Ministry of Industry, Tourism and Commerce itself to complete the development of certain regulatory issues concerning regulated activities, which at present are still pending: remuneration of the island and nonmainland electricity systems and of the remuneration mechanism for distribution.

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Based on the above, pursuant to the commitments made by all the utilities in the protocol signed in 1996 and considering the recommendations made in the White Paper on the reform of the electricity production market, Endesa understands that the mechanism devised to balance wholesale market prices with costs should be based on virtual contracts with a fixed price of Euros 36/MWh for hydro and nuclear technologies.

The proposal of virtual contracts for hydro and nuclear generation would:

--  reduce the current market power,

-- eliminate the deficit arising from inefficiencies in the wholesale market, and

-- free up funds that could be used to increase the remuneration of regulated activities.

REGULATORY ISSUES (2 OF 2):

Regulation: Current Situation

a. The removal of CTCs could produce an extra cost for consumers of Euro 7-9 billion from 2005 to 2010. Tariffs would have to be raised by 7-8% p.a. from 2006 to 2010

b. Regulated activities:

--  Distribution: remuneration deficit compared with similar EU members.

--  Commitment of the regulator to increase remuneration.

-- Island generation: ministerial decree draft; orders already published are being reviewed by the energy regulator, the CNE

5 Objectives

--  A truly competitive market. Market power need to be reduced.

-- Respect the "Regulatory Pact" between consumers and generators. The market was deregulated in an attempt to achieve stable prices for both: Euro 36.06/MWh+CTC. Proposed solution: "virtual contracts" for hydro and nuclear generation at Euro 36.06/MWh.

-- Substitution of the current CTC mechanism. The settlement mechanism distorts the market and produces imbalances among generators. Estimates for market prices in coming years ensure the recovery of investments in assets subject to recoup CTCs.

-- Partial recognition of the 2005 tariff deficit. Around Euro 1.5 billion of the potential Euro 3.5 billion deficit correspond to windfall profits (hydro+nuclear), the costs of which have not risen.

--  Appropriate remuneration of regulated activities.

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EFFICIENCY IMPROVEMENT PLAN (1 of 3)

In March Endesa embarked on an efficiency improvement plan aimed at boosting the operating results of its electricity business in Spain and Portugal.

The programme was based on a bottom-up perspective, seeking not only to increase absolute earnings, but to address one of Endesa's core values; i.e. its results-oriented management:

"Our activities are aimed at achieving the objectives of the business project and profitability for our shareholders, endeavouring to exceed expectations".

Since the programme was launched more than 200 initiatives were proposed from the different areas and levels within the organisation. The clustering and selection process finished in June.

In sum, the programme conforms to 60 initiatives which affect the different business lines and focuses on improving margins and reducing costs.

Each of these initiatives is set out according to:

--  Person in charge

--  Implementation calendar

--  Areas involved

--  Improvement results target

This programme is continually monitored, with monthly meetings held by the management board, where the progress of the most relevant initiatives is reviewed along with a quarterly report on the overall initiatives.

The global improvement objective has been set at Euro 320 million for 2009, with the following intermediate stages:

--  2005: Euro 100 million

--  2006 Euro 200 million

--  2007 Euro 300 million

EFFICIENCY IMPROVEMENT PLAN (2 of 3)

In March an efficiency plan was put in place with a target of increasing Operating Profit by Euro 320 million by 2009

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Technical objectives: Identify and implement initiatives; i.e. process reengineering, which by considering current framework can lead to sharp growth in margins

Cultural objectives: Identify bottom-up initiatives

Guiding principles to ensure success:

--  Set targets with strict and fair rules for all units

-- Systematic bottom-up search for improvement opportunities, with the Area Managers in charge of overseeing that the steps drawn up are implemented.

-- Visibility and transparency of the programme (launch meetings, approval of ideas reunions, &).

--  Strict monitoring of implementation.

EFFICIENCY IMPROVEMENT PLAN (3 of 3)

MARGIN IMPROVEMENT: Euro 165 million

--  Generation and Energy Management: Euro 90 million

    --  Optimisation of fuels mix in fossil fuel power plants

    --  Diversification of fuel suppliers

    --  Improvements in yield at fossil fuel and hydro power plants

    --  Optimisation of energy supply

--  Distribution: Euro 30 million

    --  Power capacity adequacy campaign

    --  Reduction of fraud and network losses

    --  Increase in related revenues

--  Supply: Euro 45 million

    --  Value Added Services expansion plan

    --  Gas and electricity pricing policies

COST IMPROVEMENT: Euro 155 million

--  Generation: Euro 65 million

    --  Lean methodology for fossil fuel power plants

    --  Operational improvements in hydro power plants

--  Distribution: Euro 80 million

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    --  Whole resource optimisation plan: (i) review of business structure, and
        (ii) plan for substituting subcontracted activities

    --  Optimising reviews and repairs cost

    --  Review of commercial system costs

    --  Contracts

    --  Reduction in general expenses

--  Supply: Euro 10 million

    --  Costs of commercial activities

    --  Redesign and scope of advertising campaigns


        For additional information please contact Alvaro Perez de Lema,
              North America Investor Relations Office, telephone #
                                  212 750 7200
                              http://www.endesa.es


    CONTACT: International Endesa

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       ENDESA, S.A.

Dated: October 6th , 2005     By: /s/ Alvaro Perez de Lema
                                  --------------------------
                              Name:   Alvaro Perez de Lema
                              Title: Manager of North America Investor Relations